

August 3, 2010

Mr. Andrew M. Miller
Chief Executive Officer
Polycom, Inc.
4750 Willow Road
Pleasanton, California 94588

        RE: Polycom, Inc.
                    Form 10-K for the year ended December 31, 2009
                    Filed February 19, 2010

Dear Mr. Miller:

        We have completed our review of your Form 10-K and have no further comments at this time.

                            Sincerely,

                            Larry Spirgel
                            Assistant Director